
AN ADVISOR IN
YOUR POCKET
How it works
We're going to show you prompts like this one
Philadelphia, PA

INVEST IN **LOPER**

An educational advisor in your pocket

getloper.com Chicago IL

Featured Investors

5150 Capital | gener8tor | ECMC Group | Ken Ruggiero - Ascent Funding CEO/Founder

5150C

5150 Capital

5150 Capital

Syndicate Lead

5150 Capital makes early investments in early companies.

Invested in Uptip

Follow

5150 Capital makes early investments in early companies. We look for three things – 1) to believe in the IDEA, 2) to believe that the IDEA can become a $100 million revenue BUSINESS, and 3) to believe that the FOUNDERS will turn 1 into 2.

We are excited about investing in Loper because of their early success at addressing an enormous issue - the inefficient and suboptimal allocation of high school graduates to colleges best suited for them; the process is broken and ripe for disruption. We believe that both sides of Loper's market - college customers and high school students will continue to grow rapidly.

Lastly, the founding team has the necessary mix of skills - sales & relationship management, finance, and software engineering.

Invested $10,000 this round

Highlights

1. $105k '23 Revenue - $128k ARR when annualizing paid trials. Projecting >5x for 2024 (not guaranteed)

2. 11 college customers - onboarded 3 paid trials in December

3. 100% of customers resigned

4. 115k downloads; >25k since Labor Day

5. 380% Y/Y peak season user growth - peak seasons in the fall and Feb-May.

6. Check out more short-term highlights from past monthly updates in the "Updates" tab at the top!

Our Team



Sam Bernstein Co-founder and CEO

Ex-Maverick Capital; Transcend Fellow (Cohort 11)



Eric Menna Co-founder and COO

Ex-Bain; asked to present to nation's largest college access non-profit (College Advising Corps)



Sam Eigen CTO

Ex-WW and Ex-Barracuda; SecOps expert and built entire back-end + contributed on front-end for a social events app while an undergrad

front-end for a social events app while an undergrad

Loper - WeFunder Deck


Loper
App Store
Google Play
MATCH STUDENTS
OPTIMIZE RECRUITMENT


Problem
Inefficient enrollment funnels make *everyone* suffer in higher education
Schools pay $1,000+ to acquire a first-time student
• Low-quality name buys at top of funnel
• Obsolete inbound lead generation
OUTDATED, GENERIC MARKETING
GEN Z WANTS TAILORED CONTENT
17mm high schoolers are lost each year exploring higher ed
46% want better
60% seek greater
1 in 3 are 'stealth



messaging support applicants'

Note: https://www.ruffalonl.com/blog/enrollment/3-key-takeaways-from-the-cost-of-recruiting-an-undergraduate-student-report/#:~:text=1.,side%2C%20that%20number%20is%20%24494

Solution

Loper guides students and improves conversion for enrollment marketing - $100k+ '23 YTD ARR

A mobile channel lowering student acquisition costs

- Customized student audiences
- In-app ads and messaging
- Platform analytics

"25% of our inquiries are Loper - **this is our golden egg**"

VP Enrollment & Advancement, Spring Hill College


12:38
Next
We're here to help you find the right education for what you want to do and who you want to be.
Let's start by walking you through how things work here on Loper.

An educational advisor in your pocket

Academic | Career | Personal | Financial

"**Loper focuses so much more on me** than other research tools"

Khadan, High school junior

Product

Students love search designed for mobile natives


8:28
Memphis, TN
save school to reveal name

Features	Performance
Holistic recommendations *100s of criteria inform our algorithm*	90% apply to program matches
Personalized content *Only see relevant ads and resources*	5x engagement vs. benchmarks
Gamified exploration *Swipe on what matters to you*	4.9 ★ rating on Apple app store

User Traction

We're building a market of driven, engaged applicants

115k+ downloads **5x** peak growth YoY



+380%
5k downloads
24k+ downloads
September - November 2022
September - November 2023

88K accounts

- **80K | 91%** complete profile
- **62K | 70%** save a school
- **45K | 51%** swipe 30+ times

Acquisition channels (sample): TikTok, Snapchat, College Advising Corps, YES Prep Public Schools, MCAN Michigan College Access Network

Business model

Institutions pay to recruit on Loper's high-intent channel

Offering structure

Annual contracts priced on...

Impressions
User views on advertisements

Prospect leads
Opted-in student data for target segments

Segments
Unique audiences to reach on platform

Placements
Channels (highlights, push, profile screen)



12:15
My prompts
300 days of sunshine

Example contract

$15K offering

- 20k highlight impressions (No minimum)
- 10 target segments
- Opted-in leads
- 2 push campaigns
- 5 profile photos, 1 URL

Differentiation

Loper collects unique data to drive conversion and lower student acquisition costs

Competition On-app conversion events

Competition

NICHE collegevine cappex cbss

Loper

95% cost saving per qualified lead

10x data points of lead competitor

"This app fixes a core challenge: **students want you to know** what matters, **but are reluctant** to tell you"

Former VP Enrollment Management, Aquinas College

On-app conversion events

- Matching with a school
- Saving a school
- Rating a school
- Requesting information*
- Attending events**
- Starting an application**

*Launched Q4 **2024 roadmap

Customer Traction

Customers are reaching prospective Gen Z applicants more effectively through Loper

$105K Revenue four-year partners

100% customer retention


800
700
600
500
400
300
200
100
0
$38K
$128K*
$750K
2022
2023
2024
Other pipeline (sample)
Ascent
SIEMENS Healthineers
Four-year pipeline (sample)
4YR (closed)
4YR (forecast)
ALT (forecast)

*Note: $128k includes annualized revenue from 3 paid trials signed in Dec. '23

"**Everyone needs to look at this now** if you're worried about your brand."

AVP Enrollment Marketing, Siena College

"Your preparedness and your level of collaboration with partners are **some of the best I've experienced**."

Director of Enrollment Marketing, Valparaiso University

Note: Future projections are not guaranteed

Market opportunity

Institutions spend billions on ineffective acquisition in a broadening post-secondary landscape

Marketing on student acquisition in higher education


$11B
$3B

Colleges, **non-degree** pathways**, support** services

United States **two and four-year** colleges and universities



Userbase 17M students enrolled in high school every year 40M adults with college credit lacking a degree

Team

We're dedicated to creating stronger student outcomes with this generation's voice

Leadership



Sam Bernstein
Founder, CEO
Maverick



Eric Menna
Founder, COO
BAIN & COMPANY



Sam Eigen
CTO
WW Barracuda

Recognition

2023 North American EdTech 200
HolonIQ

2023 EdTech Founder Fellowship
Transcend Network

2023 Education & Work Accelerator
OnRamp (gener8tor + ECMC Group)

2022 Elite 200 EdTech Startups
ASU+GSV

Fundraising Ask

We are raising a $500,000 pre-seed through a post-money SAFE

2024 Milestones and priorities

350K users

$750K revenue

- Full-time react native engineer
- Expand platform readiness content
- Build learning model with historical data
- Build P2P sharing features
- Sign 40+ new four-years; pilots in non-four-years

Fundraising history

Current
30% committed
Building runway through June 2025

March 2023
OnRamp Education and Workforce Innovation Accelerator

February 2022
Friend/family round for May MVP launch

Note: Future projections are not guaranteed

Note: $50k-$124k / $500k is anticipated to be raised via WeFunder